Exhibit 1


Cover page

Graphic
Group of 5 people standing


FROM HIRE TO RETIRE

CONTENTS

Fiscal 2001 Milestones........................................................1

Selected Financial Information ...............................................1

Letter to Stakeholders .......................................................2

The Market ...................................................................5

Allen And Associates - supplying companies and
individuals with outplacement services ......................................10

OMNIpartners - a new breed of recruitment firm ..............................11

RezLogic - providing powerful software
tools and staffing clients ..................................................12

Microsoft .NET's technology - enabling HCM partners .........................13

Management's Discussion and Analysis ........................................15

Risks and Uncertainties .....................................................23

Outlook .....................................................................24

Management's Responsibility for Financial Reporting .........................26

Auditors' Report ............................................................27

Financial Statements ........................................................28

Notes to Financial Statements ...............................................32



                                Corporate Profile

         E-Cruiter.com Inc. is a leading provider of Web-enabled tools and professional services for human capital management (HCM). Offering a diversified suite of high-tech and high-touch services to address the full life cycle of the employer-employee relationship, E-Cruiter.com ensures more effective management of corporate assets via automation and outsourcing. E-Cruiter.com's HCM technology backbone enables companies to streamline the management of enterprise human capital processes, including recruitment, assessment, deployment, development and career transitions.

         The company's expertise has motivated many blue-chip organizations, such as Bell Canada, the Toronto Stock Exchange, SAS Institute (Canada) Inc. and Watson Wyatt Worldwide, to select E-Cruiter.com.

         E-Cruiter.com's shares are listed on Nasdaq Market under the stock symbol ECRU.

                             FISCAL 2001 MILESTONES

   June 2001 -  E-Cruiter.com releases E-Cruiter 3.2, joins Headhunter.net's certified partner program and announces its second consecutive $1-million (orders) quarter.

    May 2001 -  E-Cruiter.com signs a definitive agreement to acquire U.S.
                recruitment research firm OMNIpartners, Inc. E-Cruiter.com and HotJobs.ca announce posting partnership.

   April 2001 - E-Cruiter.com appoints Michael Mullarkey as president and CEO.
                E-Cruiter.com signs a definitive agreement to purchase U.S. human resources firm Paula Allen Holdings, Inc. - doing business as Allen And Associates - and launches E-Cruiter 3.1.

   March 2001 - E-Cruiter.com announces $1-million (orders) quarter for Q3 2001.

February 2001 - E-Cruiter.com announces job posting partnerships with
                careerclick.com, Jobshark.com, MoreTechJobs.com and MarketingJobs.com.

December 2000 - E-Cruiter.com relocates its headquarters to Kanata, Ontario.

November 2000 - E-Cruiter.com launches E-Cruiter 3.0, announces new VP of North
                American sales, and forms strategic partnership with ADP Canada. August 2000 - E-Cruiter.com strengthens management team with appointment of COO, CTO and VP of business development.

                         SELECTED FINANCIAL INFORMATION

       All figures, except per share information, are in Canadian dollars

                                                     Fiscal 2001 by Quarter                    For Fiscal Years Ended May 31
                                          Q1            Q2            Q3           Q4         2001          2000         1999
                                          ------------------------------------------------------------------------------------
Value of Customer Orders                  544          572           1,028        1,066       3,210         2,778        1,366

Selected Income
Statement Information

     Revenue                              787          820           736             736      3,079         1,753        1,400

     Net loss                             (1,822)      (1,832)       (2,106)     (1,877)      (7,637)       (7,298)      (2,212)

     Net loss per share                   (0.24)       (0.24)        (0.27)        (0.24)     (0.99)        (1.29)       (0.57)


Selected Balance
Sheet Information

     Working capital (deficiency)         10,975       8,901         6,576        4,898       4,898         12,802       (1,488)

     Total assets                         14,149       12,369        10,330       8,290       8,290         16,183       2,176

     Shareholders' equity                 12,027       10,201        8,095        6,218       6,218         13,831       (1,240)

     Shares outstanding, end of period    7,710        7,712         7,712        7,712       7,712         7,702        3,857
     Shares outstanding, weighted
     average                              7,706        7,710         7,712        7,712       7,710         5,650        3,855


                             LETTER TO STAKEHOLDERS

              E-Cruiter.com completes successful year of growth and
            embarks on new human capital management platform offering
         (all figures, unless otherwise noted, are in Canadian dollars)

         Fiscal 2001, which ended May 31, 2001, was a critical transition year for us. Our company significantly expanded and diversified its revenue base and broadened its comprehensive suite of solutions through strategic acquisitions.

         We expanded our scope of operations in the critical U.S. marketplace. We also otherwise transformed our company with new management and a coherent and aggressive strategy to capitalize on exciting new opportunities in one of the world's largest markets, human capital management (HCM). As the fiscal year ended, E-Cruiter.com had pro forma revenues that would have been more than 10 times higher than the previous fiscal year's, had acquired new capabilities that bracket the hire-to-retire requirements of the HCM spectrum, and had begun to develop a potent Microsoft .NET platform that we anticipate will make us a leader across that spectrum.

         The achievement of technological efficiencies and the outsourcing of non-core activities in the HCM market today is where the broader information technology (IT) sector was five years ago. We believe that human resources (HR) professionals are about to witness a huge explosion in their deployment of new technologies, and a vastly increased use of expert external suppliers to create greater efficiencies and bring a better return to the investment that corporations make in their HR functions.

         We will tackle opportunities in what is perceived to be a US$200-billion market with a leading Web-based technology platform on which to deliver our own suite of applications and professional services - and those of other suppliers - with seamless interworking. At the same time, we intend to continue our strategy of growth through acquisition, assembling the right combination of high-tech products and high-touch services that will give corporations the ability to manage their complete hire-to-retire human capital processes on a single E-Cruiter platform.

FISCAL 2001 REVENUES CLIMB 76% AND PRO FORMA REVENUE INCREASES MORE THAN 10-FOLD

         Revenues for fiscal 2001 were $3,078,989, up 76% from the previous year, while gross profit was $787,133, or 26% of revenue, compared with $127,960, or 7% of revenue, for fiscal 2000. Net loss for the year was $7,636,921 ($0.99 per share), compared with a loss of $7,298,403 ($1.29 per share) in fiscal 2000. Our balance sheet at the end of fiscal 2001 reflected a strong position, with $5.5 million in cash and short-term investments.

         Fiscal 2001 was a year of dramatic change for our company, especially in the last quarter. Beginning with the definitive agreement in April to acquire Paula Allen Holdings, Inc. and its subsidiaries, which carry on business as Allen And Associates, we started executing our new strategy to become a provider of multiple HCM services offered on a common technology platform. Headquartered in Florida, Allen And Associates, with offices in 16 cities, is one of the largest full-service outplacement and marketing firms delivering career transitioning and recruitment services in the U.S. The acquisition gave us a substantial U.S. presence and, for the first time, expanded our services offering beyond the hiring end of the HCM spectrum.

         The acquisition also gave our company a new chief executive officer. The same day that we announced the deal with Allen And Associates, we also announced that its president and chief executive officer, Michael Mullarkey, would assume the same duties at E-Cruiter.com. In the few months since assuming this position, Michael has spearheaded our acquisition and partnering strategy and directed the development of our new technology platform.

         Further acquisitions followed. In May 2001, we signed a definitive agreement to acquire OMNIpartners, Inc. and OMNIpartners Mid-Atlantic, Inc. (collectively "OMNIpartners"), a Florida-based recruitment research firm that delivers executive and professional search services to Fortune 2000 companies. OMNIpartners added considerably to our suite of high-touch service offerings. More recently, in August, we added RezLogic, Inc., a Colorado-based recruitment software firm rated number two in North America by a leading industry information source, Electronic Recruiting Exchange; and we purchased the technology known as ResumeXPRESS, which is owned by a Florida-based company that circulates resumes to thousands of potential employers and recruiters with matching criteria.

         These acquisitions vastly increased our revenue base and would have produced pro forma revenue of $24.9 million. They also significantly expanded our reach across North America, leaving us with 20 offices and more than 240 employees by the time the acquisitions were completed.

         Throughout fiscal 2001, we expanded the range and scope of job boards to which our E-Cruiter clients can post their job openings. In January and February 2001, we signed agreements with careerclick.com, Jobshark.com, MoreTechJobs.com and MarketingJobs.com, which allowed us to increase our job board reach by 30% to about 13 million people per month. In May, HotJobs.ca gave us greater reach in Canada, the U.S., Australia and the rest of the world, while joining Headhunter.net's certified partner program in June also expanded our North American scope.

         Within our core business, we released versions 3.0 and 3.1 of E-Cruiter and saw more than 90% of our customers renew their contracts with us, including household names like Bell Canada, Home Depot Canada, Fidelity Investments Canada, Dofasco and many others. We won new business in over 90% of competitive sales situations that we faced, adding terrific new customers like AT&T Canada, Sympatico-Lycos Inc., Inco Limited, Descartes Systems Group Inc. and many more. These and other achievements led to our being named to the Branham300 list of top IT companies in Canada.

ACQUISITIONS AND PARTNERSHIPS WILL FORGE HCM PLATFORM OFFERING IN NEW FISCAL
YEAR

         This coming fiscal year, we intend to continue our strategy of expansion and industry consolidation, and will endeavor to solidify our position as a leading provider of Web-enabled tools and professional services that address the full life cycle of the employer-employee relationship. We believe that acquisitions of key technologies and services across the HCM spectrum, and partnerships with others, will forge a new and profitable approach to a fluid employment market where employment processes are quick, painless and effective for employers, job seekers and the employment industry that serves them.

         A key objective for fiscal 2002 is to complete and bring to market our new platform based on the Microsoft .NET architecture, which will give all the players in the HCM market a single, seamless platform of technologies and services on which they can manage every human capital process from hire to retire. This exciting new technology, already successfully deployed to allow our own companies to work together in a collaborative and resource-sharing common environment, will give all the participants in the huge HCM market the ability to securely and efficiently collaborate across the Internet.

         In a burgeoning market, we aim to grow ahead of the market pace. That's not a process that needs to be managed; it's a process that needs to be led. And we are striving to lead our company to a dominant position in the HCM market to create a compelling value proposition for our customers, our partners, and you, our shareholders.

/s/ Michael Mullarkey                       /s/ John Gerard Stanton
---------------------                       -----------------------
Michael Mullarkey                           John Gerard Stanton
President and                               Chairman
Chief Executive Officer

                                   THE MARKET

               E-CRUITER.COM HUMAN CAPITAL MANAGEMENT PLATFORM TO
              ADDRESS HUGE OPPORTUNITIES IN WORLD'S LARGEST MARKET

         We believe that human capital management - defined as the full array of services, technologies and processes used by an organization to manage its human resources from the time it first identifies a requirement for an employee through to an eventual retirement or layoff - is a huge and rapidly growing market full of exciting opportunities for companies that provide both employers and employees with the right mix of technologies and services. Since we spent the past fiscal year expanding our capabilities in two key areas of the full cycle of HCM requirements, we believe that we are now well on our way toward addressing what president and chief executive officer Michael Mullarkey calls the "hire-to-retire" demands of what may be the most critical management function within organizations.

         "With a combination of high-tech products and high-touch professional services, we intend to be first to market with a profitable and comprehensive platform that allows every employment process to be transacted quickly, cost-effectively and without pain," said Mullarkey. "It's a huge opportunity because the effective and fluid management of human capital has never been more important to organizations. We can harness new technologies to the task and create a compelling new value proposition both for our customers and for our shareholders."

HUMAN CAPITAL BECOMING MORE SCARCE, MORE MOBILE AND MORE EXPENSIVE TO MANAGE

         The dimension and potential of the opportunities we are addressing can only be fully understood in the context of what is happening within the HCM market. The labor market in both the U.S. and Canada - indeed, in any developed country - is one of the country's largest marketplaces. However, it is largely inefficient and has been slow to adopt new technologies and processes that have galvanized most other markets. At the same time, the labor market's supply-and-demand equation is becoming increasingly unbalanced, with an ever-greater demand for talent, especially at the highly skilled end of the spectrum, chasing an ever-shrinking pool of qualified candidates. Demographic realities in North America and Europe dictate that this imbalance will not correct itself for many years to come. In the U.S. alone, where the labor force is expected to grow at a compound annual growth rate of only 1% this decade while the country's gross domestic product expands by 4% annually, the U.S. Bureau of Labor Statistics (BLS) is projecting a shortage of between three million and five million workers by 2008. The Information Technology Association of America, which monitors a sector experiencing an even more disparate 7% compound annual job growth rate, predicts that half of the 1.6 million IT positions that open up this year will go unfilled. The BLS reports that the unemployment rate in the U.S. so far this year is nearly half what it was only eight years ago, and unemployment among recent college graduates (those most in demand in a skills-based knowledge economy) is a minuscule 1.6% this year.

         The labor market is also an increasingly fluid one, with highly mobile talent moving freely from one company to another, from one region to another and even from one country to another. In the free-agent economy, human capital - like that other scarce and highly mobile resource, financial capital - is going to drift inexorably to where it commands the best return. This is driving down average tenure rates, the length of time an employee spends at any one company before moving on to the next opportunity. According to a February 2001 report by leading HCM analysis firm Robert W. Baird & Co., Inc., the BLS reports that the median years of tenure in the U.S. workforce have declined steadily over the past 15 years, with the lowest rates experienced within the most attractive age groups: workers aged between 25 and 34 stay an average of only 2.6 years in a job, and those between 35 and 44 stay 4.8 years. This increased mobility means that companies need to deal with more churn in their workforces and recruit more new talent just to keep pace.

         The current economic slowdown and especially the sharp contractions in the technology sector have slowed the recruiting scene somewhat, even while increasing demand for outplacement services. We believe that the inevitable economic recovery, however, will bring with it an escalation in the corporate competition for talent. Companies will continue to place an acute premium on identifying, recruiting, retaining and rewarding the human capital they need to succeed. As Robert W. Baird & Co., Inc. put it in a February 2001 report, "In the knowledge economy, talent doesn't support the value proposition. It is the value proposition."

         At the same time as these twin forces of human talent scarcity and mobility are making it more challenging for employers to attract and retain the skilled workers they need, the burden and cost of administering those employees are increasing. New administrative requirements are proliferating. In all western jurisdictions but especially the U.S., employers must now comply with a bewildering array of regulatory issues, ranging from discrimination and harassment to health and safety to equitable policies on the whole spectrum of compensation and employment conditions. As a result, what corporations call their human resources spend (the amount it costs them to provide HR requirements) is growing faster than most other costs. One of the largest components of the HR spend in the U.S. is health care benefits, and the cost of providing them to employees is rising several times faster than the cost of living. One research group, the Saratoga Institute, pegs the annual average spending on HR administration in the U.S. at a whopping $1,280 per employee.

         Within organizations, there is tremendous pressure to reduce the HR spend. While companies may be doing little so far to react to external factors, they are succeeding at ratcheting down the size and cost of the HR function itself. The Saratoga Institute reports that the ratio of HR staff to full-time employees fell by about 25% in the mid-1990s, from 1:84 in 1992 to 1:111 in 1998. At the same time, according to the U.S. Bureau of National Affairs (April
2001), the median expenditure on the HR function in 1997 was 82.5% of what it had been in 1994. This cost-containment pressure is obliging HR professionals to increase their efficiency, do more with less, and improve the return they deliver from an ever-shrinking budget. At the same time, recognizing that the most successful corporations are those with the best HCM processes, HR professionals are also being driven to be more strategic and to develop and manage processes that improve corporate performance rather than just keep track of employees.

NEW TECHNOLOGIES AND PROCESSES KEY TO BETTER HCM

         As with most other markets facing new dynamics and tighter economic realities, the HCM market is turning to new technologies and processes to improve efficiencies and allow HR managers to concentrate on core competencies and strategic planning.

         The Internet has already revolutionized one key element of the hire-to-retire HCM spectrum. Over the past five years, companies have harnessed their own Web sites and external services to the critical task of recruiting new talent. We believe that hiring management portals, such as E-Cruiter, and job posting boards were key tools in the intense corporate competition for talent through the late 1990s, allowing companies to quickly post their job openings and screen new candidates as soon as they became available. We also believe that these tools have continued to be useful even as economic tides have turned, as companies manage employee churn, continue recruiting for some positions, and strive to maintain their employment brand images in the market.

         It is our view that the penetration of new technologies - particularly the Internet - into the HCM market has only just begun. A proliferation of point solutions, custom internal databases and stand-alone external offerings is starting to give way to consolidated platforms that integrate all the technology requirements of the complete hire-to-retire spectrum. We believe that the demand for technology-enabled services that facilitate the consolidation of employment-related business processes will grow as companies seek to outsource the management of solutions in favor of focusing on core strategic tasks.

         The market that these new technologies and processes will address is, conceivably, the largest in the world. In the U.S., various research and analyst firms estimate the annual spending on HR and recruiting at US$200 billion or more.

E-CRUITER.COM TO OFFER SEAMLESS MANAGEMENT OF EMPLOYMENT PROCESSES

         We are in the process of transforming ourselves from a point solution that helped companies hire new employees into a business process aggregator, offering seamless management of employment processes from hire to retire with a combination of high-tech and high-touch platforms and services. "Our cause is to create a profitable and fluid market where employment processes are quick, painless and effective," said Mullarkey.

         That process gained considerable traction in this past fiscal year as we added to our capabilities at the hiring end of the spectrum with the acquisition of RezLogic, Inc. and OMNIpartners, Inc. and its affiliates. We also added capabilities at the other end of the spectrum, employee separation, with the acquisition of the outplacement group of companies Paula Allen Holdings, Inc. and its subidiaries, which carry on business as Allen And Associates. These acquisitions also gave us professional staff and offices in 20 North American cities, bringing expanded service capability to our existing technology solutions.

         "The most fragmented and inefficient part of HCM is the hiring process," said Mullarkey. "Starting with our well-established E-Cruiter hiring management portal, we can now move forward through the whole human capital value chain."

         That value chain consists of four parts - the acquisition, integration, optimization and separation of human capital. Acquisition includes functions such as planning, sourcing, assessment and hiring. Integration covers administrative tasks such as benefits, payroll and compensation. Optimization focuses on the deployment, professional development and retention of employees, while separation involves the outplacement of employees through retirement or layoff. With effective capabilities in the first and last of these four areas, we will focus this coming fiscal year on expanding our capabilities in the middle two areas through further acquisitions and partnerships with established suppliers.

MICROSOFT .NET APPROACH KEY TO E-CRUITER.COM'S SEAMLESS PLATFORM OF HCM SERVICES

         Our MS .NET-based strategy caters to a world where all the participants in the employment process can seamlessly collaborate, easily and securely using and sharing the applications and data they need.

         For example, our MS .NET application service provider framework promises "a whole new experience for job seekers," said Rob Richards, our chief operating officer, who is spearheading the development of our MS .NET offering. "They will have this unique portal in which they can profile themselves, collaborate with people like Allen And Associates consultants who are helping them find a job, and then work with the employers they're talking to about a job."

         Resumes can be collaboratively polished and matched to open positions, generating communication requests to interested parties. Scheduling calendars can be consulted through the portal, interview appointments made, documents shared and tests administered. Messages can be passed back and forth through personal computers, cell phones or any other connected device. Meanwhile, an unemployed job seeker might continue to have metered access to the Microsoft Office suite to continue the job search with a professional software tool set.

         When job seekers become employees, their whole data sets can move forward with them, making MS .NET the key to a seamless HCM value chain. "Because we have captured all the important data at the very outset of the hire-to-retire spectrum, in a network-based active directory, we can use that data to feed other applications governing the employment relationship, like payroll or benefits," said Mullarkey.

         "At the enterprise level, E-Cruiter's platform is designed to integrate all the disparate processes and databases of the various suppliers each company uses," said Richards. "From the perspective of the HR manager, you now get all your processes aggregated into a common environment. Whether it's recruitment, posting to job boards and hiring, benefits administration, workforce analysis and deployment, or outplacement, you will have common access, common registration (log-on) and seamless data exchange throughout all your business applications."

         We are, through our relationship with Zivex Technology Solutions Inc., an early user of Microsoft's Windows XP operating system, the launch of which later this year will enable the next wave of the software giant's MS .NET capabilities. "Our early adoption of MS .NET and our vision of how it can leverage across the entire HCM spectrum of requirements is unique, compelling and hard to duplicate," said Mullarkey. "We are confident that we are building a sustainable competitive advantage for our company."

Graphic

Photo - Man and woman smiling - attending a meeting

PHOTO CAPTION ;
Acquisitions and partnerships will forge E-Cruiter.com's hire-to-retire HCM platform offering in the new fiscal year.

                        Allen And Associates - supplying
                         companies and individuals with
                              outplacement services

         It is said that the average 35-year-old employee will change jobs seven times and change careers three times in 20 years. Individuals looking to open new chapters in their professional lives often seek job search assistance to smooth the transition into a new career. The population served by the outplacement industry today is significantly more diverse than it was just a decade ago.

         Paula Allen Holdings, Inc., which carries on business as Allen And Associates and was established in 1960, is one of the largest full-service outplacement and marketing firms in the U.S. Allen And Associates provides professional assistance to thousands of people who enter the job market each year in the areas of IT, engineering, finance and marketing.

         By providing job assessment and direction on employment trends, Allen And Associates' scalable model helps people manage their career changes in both boom and bust economies.

         It has been proven that online candidate recruitment and placement technology decreases time to hire and the time to find a new job. We believe that coupling Allen And Associates' traditional one-on-one career consulting services with E-Cruiter.com technology is a unique move in the industry, and one that should add value to all our stakeholders. For instance, employees being displaced by a company are immediately placed in a searchable talent pool where resume-matching services can uncover new opportunities. Employers and employees alike win because outplacement and recruiting services are combined on the same platform.

         Michael Mullarkey, our president and chief executive officer, was the president and CEO of Allen And Associates prior to its acquisition by us. Allen And Associates is a privately held company with branch offices located in major cities in the U.S., serving more than 10,000 private clients annually.

         Allen And Associates is our largest acquisition to date, fueling our expansion into the U.S. market and expanding our HCM service offerings to include elements at the separation, or retire, end of the spectrum. Allen And Associates has a huge database of past and present candidates to whom additional services can be marketed, generating new revenues and creating the fundamentals for sustained growth.

         In fiscal 2002, we anticipate that Allen And Associates will significantly expand its network of offices. Since its acquisition in July 2001 by us, Allen And Associates has increased its workforce by 28%. Being a division of a public company provides new credibility and potential for value creation.

                           OMNIpartners - a new breed
                               of recruitment firm

         In the past few years, as the demand for skilled workers has grown and HR budgets have tightened, a new breed of recruitment firm has evolved to meet the challenge. Retained and contingency-based search firms brought a sports-agent style to the recruiting world, but OMNIpartners, Inc. ("OMNIpartners") offers much less expensive, much more flexible options to companies in tune with a do-more-with-less economy. OMNIpartners delivers executive, professional and managerial recruitment research services to Fortune 2000 companies in virtually all industry segments, at 10% to 30% of the cost of traditional search companies.

         In the past, HR departments hired expensive headhunters or focused on staff recruiting - posting positions in newspaper ads, reviewing resumes and interviewing candidates. In contrast, the current HR environment is competitive and entrepreneurial, with options including the Internet and a host of new recruitment methods.

         Founded in 1990, OMNIpartners is a pioneer in the field of recruitment research, outsourcing the time-consuming sourcing and screening work of recruiting on a cost-per-hour basis. This outsourcing formula allows companies to lower costs and gain access to specialized expertise that provides objectivity and ongoing value to the hiring process.

         OMNIpartners is different from other firms because it is relationship-driven rather than transaction-oriented, which means that it is committed to the success of every assignment and the satisfaction of its clients. It charges a flat fee based on hourly rates, researches potential employees, interviews and qualifies them, and delivers all the information to the clients' HR departments.

         The OMNIresearch Report, delivered after completion of the recruitment assignment, details information about each individual uncovered during the search. The report is a unique value-added service that OMNIpartners offers its clients. It allows them to identify additional candidates, and provides invaluable market information regarding competitive salaries, benefits and organizational structures. OMNIresearch Reports contain information about candidates' work histories, technical abilities, educational backgrounds, people skills, decision-making abilities, availability and salary expectations. The client can offer to hire any of the individuals presented, at any time, for no additional charge.

         The acquisition by us allows OMNIpartners to improve and expand the client relationship through the use of online client communication and integrated hiring management tools. The acquisition also strengthens our U.S. expansion, adds revenue and skill sets, diversifies our product line and adds immediate value to our Canadian clients.

                          RezLogic - providing powerful
                       software tools and staffing clients

         With companies having more difficulty finding quality employees and with the average length of tenure becoming shorter, the management of human capital is moving to the forefront of the critical issues that corporations must address. We believe that our acquisition of RezLogic, Inc. ("RezLogic") and its innovative technology extends our HCM platform and the customer value of our service offerings. It also adds to our continued expansion and consolidation drive across North America.

         Advances in Internet recruiting are changing the face of the staffing industry. RezLogic is capitalizing on these new market developments by providing a suite of products and services that are delivered to corporations, staffing agencies, executive recruiters, contingent placement firms and independent recruiters. We believe that RezLogic's products help companies manage and optimize the acquisition cycle. RezLogic's technology is designed to eliminate cumbersome paperwork from the recruiting process with key innovations, including automated e-mail input, streamlined resume capture, document extraction and processing, and integrated graphical reports.

         The award-winning RezKeeper application is an Internet-hosted service designed to meet the needs of even the most demanding recruiting agency or corporation. RezKeeper provides requisition management, resume processing capabilities, candidate tracking and efficiency reports, and Equal Employment Opportunity (EEO) management, all in a fully integrated software application. Customers can access all the capabilities of the RezKeeper system using a standard Web browser.

         Because of its genesis in serving the technology needs of the U.S. staffing industry, and its significant revenue growth and profitability, RezLogic was a key acquisition for us. As part of the recruiting solutions division of the company, we anticipate that RezLogic will deliver to market an integrated, best-of-breed software platform to improve the productivity of the entire hiring process for both recruiters and corporate customers.

                          Microsoft .NET's technology -
                              enabling HCM partners

         Zivex Technology Solutions Inc. ("Zivex") is an IT utility infrastructure provider that brings to businesses the first completely functional, expandable, accessible and affordable Microsoft .NET-based IT solution on a fully outsourced basis. The Zivex IT Utility system addresses the core financial issue of the total cost of IT ownership, and the core human capital issue of the IT skills shortage and retention difficulties.

         Through Microsoft-certified channel partners, Zivex is able to provide an ultrathin networked environment with predictable monthly fees, managed network servers and desktop hardware and software. The ultrathin client architecture enables users to connect to a server farm to run applications and manage data. Technology is simplified because all the complexity is moved to the server farm. This enables the building and maintenance of a seamless, enterprise-wide MS .NET system where employees can easily communicate and collaborate.

         The relationship between us and Zivex came about when we were looking for a partner to outsource our IT services and provide a springboard into the MS
 .NET architecture for the next generation of our HCM services. Zivex's solution delivers MS .NET today, with significant proprietary additions for provisioning and collaboration services.

         MS .NET is Microsoft's platform for extensible markup language (XML) Web services. XML Web services allow applications to communicate and share data over the Internet, regardless of the operating system or programming language. For businesses, it changes the way they build software and sell products, making IT a significant contributor to corporate success and introducing new business models. For end users, MS .NET will produce unparalleled access to a dramatically more personal, integrated computing experience.

         We believe that the MS .NET platform will soon be a driving force for the consolidation of applications and services in the HCM market, and as an early adopter of the proven Zivex platform, we believe that we have a truly potent business opportunity. The global strategic partnership between us and Zivex will enable us to add the power and value of MS .NET to every employment transaction.

         While it is anticipated that the MS .NET platform will be an evolution for Microsoft, which will continue to roll out aspects of the technology for the next three to five years, it is our view that Zivex is bringing the value of MS
 .NET to us now and on an ongoing basis. As an example, Zivex deployed a contiguous, state-of-the-art IT environment for all of our new acquisitions within a very short time, enabling disparate hardware and software in 20 offices across North America to run the latest Microsoft suite seamlessly as one organization. The two companies will work together this coming fiscal year to roll out E-Cruiter.com's MS .NET-based platform to the HCM market.

Graphic:

Photo -a lap top with a hand shake in the background

PHOTO CAPTION:
The company offers a combination of high-tech and high-touch services, giving customers the ability to manage their complete recruiting and outplacement needs on a single E-Cruiter platform.

                             Management's Discussion
                                  and Analysis

         The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements of the Company and accompanying notes for the 12-month period ended May 31, 2001. All figures are in Canadian dollars, except as otherwise noted.

OVERVIEW

         E-Cruiter.com is a leading provider of human capital management (HCM) services. The Company offers a combination of high-tech and high-touch services, giving customers the ability to manage their complete recruiting and outplacement needs on a single E-Cruiter platform.

         Fiscal 2001 marked an important transition year for E-Cruiter.com. In addition to solidifying our leadership position in the Canadian applicant tracking market, we took significant steps to expand and diversify our revenue base and penetrate the U.S. market through several acquisitions. We also laid the groundwork for a new MS .NET technology platform that will allow us to quickly offer seamless aggregation of services across the full hire-to-retire HCM spectrum.

         Revenues from our applicant tracking systems (ATS) increased 99% to $2.7 million. Gross margins also improved significantly, to $787,133, or 26% of revenues, from $127,960, or 7% of revenues, in the prior year. Our customer contract renewal rate exceeded 90%.

         In the fourth quarter of fiscal 2001, the Company signed definitive agreements to acquire 100% of the outstanding shares of Paula Allen Holdings, Inc. and its subsidiaries, doing business as Allen And Associates, and 100% of the outstanding shares of OMNIpartners, Inc. and OMNIpartners Mid-Atlantic, Inc. ("OMNIpartners"). These acquisitions were approved by shareholders in July. Subsequent to year-end, additional agreements were signed to acquire 100% of the outstanding shares of RezLogic, Inc. ("RezLogic") and the technology known as ResumeXPRESS, owned by Gonyea Career Marketing Inc.

         We believe these acquisitions will have a significant impact on the Company. We now have over 240 employees in 20 offices across North America. For the 12 months ended May 31, 2001, pro forma revenues would have been $24.9 million, with gross margins of $15.4 million and a pro forma net loss of $15.6 million.

         Our expanded product and service offerings reach well beyond our traditional area of applicant tracking, as we move forward with our strategy of offering hire-to-retire services to the HR community and to individuals seeking to take the next step in their careers. In addition to selling ATS to the corporate HR market, we now offer recruitment research (retained hourly search), corporate outplacement services, HR information system (HRIS) and enterprise resource planning (ERP) system integration, and a host of professional services providing consulting and business process outsourcing for HR. We also offer ATS and recruitment support to the staffing industry, and provide career transition counseling, resume writing and distribution, and targeted opportunity research to individuals.

RESULTS OF OPERATIONS/REVENUES/ORDERS

         Total revenue for the year ended May 31, 2001, increased 76%, to $3,078,989, compared with revenue of $1,752,730 for the year ended May 31, 2000. This growth was driven primarily by strong sales in the third and fourth quarters, where orders exceeded $1 million per quarter.

         Revenue growth was particularly strong for the Company's ATS, doubling from the previous year to $2,712,377. Driven by the need to improve their time to hire and quality of hire, companies are embracing the use of Web-based technologies to improve the efficiency and effectiveness of the hiring process. Inco Limited, Descartes Systems Group Inc., Nova Scotia Power Corporation and Sympatico-Lycos Inc. all adopted the E-Cruiter platform to streamline their recruiting processes. In fiscal 2001, we signed 73 contracts for ATS subscriptions, with an average contract value of $31,746. This compares with 68 contracts with an average value of $34,985 for fiscal 2000. We also signed a total of 179 contracts for additional services, with a total value of $599,473. This represents a significant increase over the prior year, in which 24 contracts for a total of $88,032 were signed. These additional service contracts include any job postings or professional services that were above the scope of the initial contract. The significant increase in this area is a testament to the high level of satisfaction with our product offering.

         Revenues from E-Cruiter Express services dropped slightly to $366,612, from $388,912 in fiscal 2000, as we redirected resources away from the lower-margin Express product and focused instead on the Enterprise solution. Active sales efforts of the Express product were terminated in December 2000.

         For the coming year, we expect to focus sales efforts on expansion into the U.S., through our network of subsidiary offices and more than 26 direct sales personnel.

COST OF REVENUE

         Cost of revenue in fiscal 2001, which includes costs of network operations, client support and charges relating to third-party services, increased to $2,291,856, compared with $1,624,770 in fiscal 2000.

         Costs relating to our network operations increased to $938,227 in fiscal 2001, compared with $758,458 in fiscal 2000. This reflects an increase in depreciation costs relating to our investment in network infrastructure and capacity. Our live site is now hosted in a state-of-the-art facility with full environmental controls and redundancies, and a complete MS .NET underpinning infrastructure. The higher costs also reflect increased salaries relating to an increase in personnel in our network center.

         Client support costs were $779,242 for fiscal 2001, compared with $543,824 for fiscal 2000. This reflects the increase in head count as we added more resources in anticipation of increased business volume in the latter half of fiscal 2001, resulting from a distribution agreement with ADP Canada. Since this agreement did not generate the level of activity that had originally been anticipated, head count in this area was reduced toward year-end.

         Charges by third-party service partners, whose products are made available to clients via the E-Cruiter software, increased to $574,387 for fiscal 2001, from $322,488 in fiscal 2000. These third-party products include postings to Internet job boards, reference and background checks, and candidate assessment tools.

         Overall, the improvement of our gross margins reflects the investments made in the past to develop a highly scalable infrastructure able to support a significant increase in volume. As a result, the increase in revenue has not incurred a proportional increase in cost of revenues. Management expects this trend to continue in the future.

GROSS PROFIT

         Past investment in infrastructure came to fruition in fiscal 2001, enabling us to significantly increase revenue without a corresponding increase in the direct cost of revenue. Nonetheless, additional investments were made to ensure that we maintained the scalability required to meet and exceed the anticipated demands in the future. As a result, gross profit improved to $787,133, or 26% of revenues for fiscal 2001, compared with $127,960, or 7% of revenues for fiscal 2000. We believe that we can easily accommodate significant increases in business volume without corresponding increases in direct costs.

EXPENSES

         To maintain the level of growth that we have experienced to date, and to position ourselves for future growth, expenses were maintained at prior-year levels for much of fiscal 2001. Total expenses increased to $9,123,047, up 22% from the fiscal 2000 total of $7,502,709. Expenses were divided into the following categories: selling, marketing, research and development, and general and administrative.

         In January 2001, the Company moved to a new facility in Ottawa (formerly Kanata), Ontario. This enabled the Company to bring the entire team into one location, and provided it with the capacity for future growth. In addition, this move gave the Company a presence in the heart of the local high-technology area, increasing its profile within a significant target market. The new facility resulted in an increase of $117,624 in depreciation expense, as leasehold improvements from the legacy locations were written off and leaseholds relating to the new location were amortized. These costs were allocated across all functional areas based on relative head count.

         The other changes in total expenses from fiscal 2000 to fiscal 2001 are explained as follows:

SELLING

         Selling expenses increased to $2,289,273 in fiscal 2001 from $1,625,434 in fiscal 2000. The increase was attributable primarily to increased salaries as we expanded our direct sales force. The increase in the number of contracts also resulted in a higher commission expense. Finally, expansion into the Calgary,

Vancouver and Montreal markets resulted in a significant increase in facilities-related costs for the sales force.

MARKETING

         Marketing expenses decreased to $1,444,879 in fiscal 2001 from $2,014,684 in fiscal 2000. Following our initial public offering in December 1999, significant efforts were made to develop brand-name recognition in the Canadian marketplace. These efforts were reduced to more of a maintenance mode throughout fiscal 2001, as we believed that we were now well recognized as the leading supplier of Web-based recruiting solutions in Canada.

RESEARCH AND DEVELOPMENT

         Research and development costs were $3,344,965 for fiscal 2001, compared with $2,460,600 in fiscal 2000. We continued to expand our research and development capability, adding personnel as needed and bringing in outside consultants for specific projects. The increase in expenses also reflects depreciation costs resulting from our investment in additional capital resources for the research and development group.

         We also invested in implementing a new Rapid Application Development
(RAD) process after the release of E-Cruiter 3.0 in November 2000. The new RAD process takes client-server software industry best practices and gears them to regular, quick releases of Web-based software. The process resulted in a marked improvement in speed and quality to market, demonstrated through the releases of E-Cruiter 3.1 in March and E-Cruiter 3.2 in June. Release 3.3 is on track for September 2001.

GENERAL AND ADMINISTRATIVE

         Fiscal 2001 marked our first full year as a public company. As a result, there were significant increases in costs relating to audit fees, legal fees, investor relations, and directors and officers liability insurance. These factors contributed to an increase in general and administrative costs to $2,043,930 in fiscal 2001 from $1,401,991 in fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES

         Because of the significant investments described previously, capital requirements have exceeded cash flows from operations for the year. We still have in excess of $5.5 million available. Based on current operational requirements, management believes that this is sufficient to satisfy working capital needs over the course of the next fiscal year. However, as we move forward with our growth and acquisition strategy, additional working capital may be required. To that end, we are actively pursuing several options to raise additional funds.

         As part of the Company's growth and expansion strategy, we have reduced our expenditures to be more in line with revenues and cash flows. It is anticipated that we will achieve cash-flow break even early in fiscal 2002 and achieve operational break even by the end of the second quarter.

         Cash used for operating activities in the year was $7,285,095. Our net loss of $7,636,921 was partially offset by non-cash charges for depreciation and amortization. However, an increase in working capital needs resulted from changes in our method of invoicing customers. In the past, customers were invoiced the full cost of their contracts upon signature, which resulted in high deferred revenues. In fiscal 2001, we moved to monthly invoicing as a result of market pressures, which resulted in a significant decrease in deferred revenues and accounts receivable.

         Capital asset purchases for fiscal 2001 were significant ($1,165,432). These investments related primarily to furniture, fixtures and leasehold improvements for the new facility. Management expects that the level of capital expenditures will decrease significantly in the coming year, although limited additional investment in capital assets will be required to maintain the same service levels on our application network infrastructure.

ACQUISITIONS AND PRO FORMA FINANCIAL STATEMENTS

         The HCM marketplace has witnessed significant consolidation in the last several months as companies attempt to expand their service offerings and broaden their revenue bases in a drive to profitability. Realizing this trend early on, we have actively pursued acquisition opportunities in the last quarter of fiscal 2001. The following paragraphs provide a brief description of the recent acquisition activities.

ALLEN AND ASSOCIATES

         In April 2001, we signed a definitive agreement to acquire 100% of the outstanding shares of Paula Allen Holdings, Inc. and its subsidiaries, doing business as Allen And Associates ("AAA"). AAA had 11 offices across the U.S. at the time of the agreement, and has expanded to 16 offices by July 2001. Headquartered in Orlando, Florida, AAA is focused on career transition and recruiting within the IT, engineering, finance and marketing areas. Its online candidate recruitment and placement technology enables employers to search for human capital requirements in real time, reducing time to hire.

         AAA's management consulting practice focuses on emerging technologies and extending HCM strategy. Taking advantage of the Internet and technology, the service integrates platforms, systems and software, including HR management systems delivering innovative business processes that encourage corporate growth. For the year ended December 31, 2000, AAA had revenues of $10,316,067.

         This acquisition closed on July 27, 2001.

OMNIPARTNERS

         On May 18, 2001, we signed a definitive agreement to acquire 100% of the shares of OMNIpartners, Inc. and its affiliates ("OMNIpartners"). OMNIpartners was founded in 1990 and developed the concept of recruitment research at an hourly rate, as a lower-cost recruitment alternative. The company offers a range of recruitment research services to industries including, retail, hotel, restaurant, gaming, food service, telecommunications, insurance, distribution, manufacturing, insurance, financial services and IT.

         For its fiscal year ended December 31, 2000, OMNIpartners generated revenues of $9,847,201.

         This acquisition closed on July 27, 2001.

REZLOGIC

         Subsequent to year-end, we signed a definitive agreement to acquire 100% of the shares of RezLogic, Inc. ("RezLogic"), a leader in recruiting process automation based in Colorado Springs, Colorado. RezLogic offers Web-based recruiting process automation solutions for employers, staffing agencies, executive recruiters, contract placement firms and independent recruiters.

         In addition to providing an established U.S. sales channel for the ATS platform, the acquisition of RezLogic will enable us to integrate additional functionality into the existing platform, such as Equal Employment Opportunity
(EEO) tracking. Management believes that this reporting capability is critical to a significant penetration of the U.S. market.

         This acquisition closed on August 3, 2001.

RESUMEXPRESS

         In July 2001, we signed a definitive agreement to acquire the technology of Gonyea Career Marketing Inc., known as ResumeXpress. ResumeXpress enables job seekers to distribute their resumes to thousands of employers, recruiters and online resume database services across the U.S. and Canada. Resumes are distributed to those parties whose keywords are matched to the keywords found in each job seeker's resume. Using the ResumeXpress Web site, job seekers can post their resumes in a matter of minutes, and their resumes are posted for a six-month period on a personal resume Web page with a unique URL.

         This acquisition closed August 2, 2001.

         We believe that these acquisitions are important steps in our evolution from a recruitment application service provider into an HCM business process aggregator. These additions have broadened our revenue base, diversified our product offering, and added over 190 employees and 18 locations across North America.

                         Pro-Forma Financial Statements

         The following Pro-Forma financial statements show the balance sheet at May 31, 2001 and the results of operations for the year then-ended for E-Cruiter.com, AAA, OMNI and RezLogic in accordance with Canadian generally accepted accounting principles. For the companies other than E-Cruiter.com, these pro forma statements reflect the results of operations for a 12-month period that differs from their fiscal years. These pro forma financial statements are not necessarily representative of future operations.

Pro-Forma Consolidated Balance Sheet
--------------------------------------------------------------------------------
May 31, 2001
(Canadian dollars) - unaudited

unaudited
 Assets
 Current assets
 Cash and cash equivalents                                                                $    227,550
 Short-term investments                                                                      6,309,665
 Accounts receivable, net of allowance for doubtful accounts                                 1,631,511
 Prepaid expenses                                                                              584,998
 Other receivables                                                                             185,410
                                                                                      ------------------

                                                                                             8,939,134
 Deferred costs                                                                                232,232
 Capital assets                                                                              3,069,254
 Intangible assets (note 3)                                                                 26,234,107
                                                                                      ------------------

                                                                                          $ 38,474,727
                                                                                      ------------------

 Liabilities and Shareholders' Equity
 Current liabilities
 Trade accounts payable and accrued liabilities                                              2,615,484
 Line of credit                                                                                848,000
 Accrued compensation                                                                          446,602
 Deferred revenue                                                                              384,681
 Current portion of long-term obligations                                                      110,889
                                                                                      ------------------

                                                                                             4,405,656
 Long-term obligations                                                                       3,679,145
                                                                                      ------------------

                                                                                             8,084,801
                                                                                      ------------------
 Shareholders' equity
 Common shares  - issued and outstanding - 12,657,807 common shares                         56,800,268
 Deficit                                                                                   (26,410,342)
                                                                                      ------------------

                                                                                            30,389,926
                                                                                      ------------------

                                                                                          $ 38,474,727
                                                                                      ------------------

                         Pro Forma Financial Statements

PRO-FORMA CONSOLIDATED STATEMENT OF LOSS
--------------------------------------------------------------------------------
May 31, 2001
(Canadian dollars) - unaudited


Revenue
Internet revenue                                                   $  4,759,981
Consulting revenue                                                    1,192,818
Outplacement services revenue                                         9,123,249
Recruitment research revenue                                          9,847,201
                                                                   ------------

                                                                     24,923,249
                                                                   ------------

Cost of revenue                                                        9517,088
                                                                   ------------

Gross profit                                                         15,406,161
                                                                   ------------

Expense
Selling and marketing                                                14,534,932
General and administrative                                            7,072,605
Research and development                                              3,634,851
                                                                   ------------

                                                                     25,242,388
                                                                   ------------

Operating loss                                                       (9,836,227)
Interest and other income                                              773,3991
Interest and other expense                                              (71,172)
Amortization of intangible assets                                    (6,430,386)
                                                                   ------------

Net loss for the year                                              $(15,564,386)
                                                                   ------------
Pro forma earnings per share                                       $      (1.23)

NOTE 1: BASIS OF PRESENTATION

         The pro forma financial statements give effect to the acquisition of AAA, OMNIpartners and RezLogic by E-Cruiter.com, by consolidating the balance sheets and statements of profit or loss of E-Cruiter.com, AAA, OMNIpartners and RezLogic as at May 31, 2001, and for the year ended May 31, 2001, respectively.

         The pro forma consolidated balance sheet has been prepared using the audited balance sheet of E-Cruiter.com at May 31, 2001, and the unaudited balance sheets of the acquired companies as at May 31, 2001. The balance sheets of the acquired companies were translated to Canadian dollars using the noon rate as at May 31, 2001, according to the Bank of Canada. The pro forma consolidated statement of operations has been prepared using the audited statement of operations for E-Cruiter.com for the year ended May 31, 2001, and the unaudited statements of operations of the acquired companies for the 12 months then ended. The statements of operations of the acquired companies were translated to Canadian dollars using average month-end noon rates for the 12 months ended May 31, 2001, which approximate the exchange rates in effect over the period.

NOTE 2: ACQUISITION TRANSACTIONS

         For the acquisition of AAA, E-Cruiter.com issued 4,000,000 shares from Treasury. When the acquisition closed, the shares had a market value of US$4.02, resulting in a total value of US$16.08 million. The share price at the date of initiation was US$1.375.

         For the acquisition of OMNIpartners, E-Cruiter.com issued 500,000 shares from Treasury upon closing. These shares had a value of US$4.02 per share when the acquisition closed. Thus, the value assigned to this acquisition was US$2.01 million. The share price at the date of initiation was US$2.00.

         To acquire RezLogic, E-Cruiter.com issued from Treasury 445,545 shares. As the shares of E-Cruiter.com were trading at US$4.02 when the agreement closed, this resulted in a valuation of US$1.79 million. The share price at the date of initiation was US$4.04.

NOTE 3: VALUATIONS

         For the purposes of these pro forma consolidated financial statements, a preliminary valuation has been done by management. An independent valuation will be prepared prior to the close of the first quarter of fiscal 2002, and the purchase will be allocated accordingly.

         In these pro forma consolidated financial statements, the excess of the purchase price over the net tangible assets has been allocated to intangible assets. These intangible assets are amortized over five years. The first year of amortization is included in these pro forma financial statements.

         These pro forma consolidated financial statements do not reflect the new Canadian Institute of Chartered Accountants guidance for business combinations. Under the new rules, the value assigned to these acquisitions will be measured using the share price at the date of initiation, and goodwill will not be amortized but will be subject to periodic impairment testing. As a result, the purchase price and the annual amortization charge will vary materially from the allocation presented herein.

                             Risks and Uncertainties

COMPETITION

         The market for HCM services is highly fragmented and competitive. We compete nationally and internationally with Internet recruitment services companies, outplacement services companies and business process aggregators.

         We believe that our principal competitive advantages are our unique combination of high-touch and high-tech services; our leading position in the applicant tracking, outplacement and recruitment research markets; our award-winning technology; our network of offices and personnel throughout North America; our performance and reliability as an application service provider; our service reputation; and our strong staff of HR professionals.

DEPENDENCE ON KEY PERSONNEL

         Our success will depend largely on the continuing efforts of our executive officers and senior management. We may be adversely affected if the services of any of our key personnel become unavailable. Although several of our key management personnel have entered into employment agreements, there is a risk that these individuals will not continue to serve for any particular period of time.

RISKS RELATED TO GENERAL ECONOMIC CONDITIONS

         We are currently in the midst of an economic downturn, which has had a particularly strong negative impact on the high-technology sectors of the economy. If economic conditions continue to be adverse for an extended period of time, our business and the value of our investments could be materially adversely affected. The demand for our services may be affected by the level of economic activity and employment in Canada and the U.S.

DEPENDENCE ON STRATEGIC PARTNERS AND RESELLERS

         Our success depends partly on our ability to enter into strategic relationships with job posting boards and other online employment sources. We also rely to a certain degree on resellers. The loss of existing relationships or the inability to enter into new relationships may affect our ability to improve services or expand distribution.

AVAILABILITY OF QUALIFIED IT PROFESSIONALS

         The IT market is characterized by a high level of employee mobility, and there is strong competition for personnel with Internet and related technical experience. This competition means that there are fewer highly qualified employees available to hire, and the costs of hiring and retaining these individuals are high. As a result, we may not be able to attract and retain needed technical personnel.

                                     OUTLOOK

         We believe that we are evolving to become a much larger player in the exploding HCM market space. By positioning ourselves as a unique provider of high-touch and high-tech services on an MS .NET platform and with a significant network of offices, we believe that we are ready to emerge as a leader in seamless HR business process aggregation.

         In our view, the HCM marketplace is starting to show the signs of significant consolidation, as companies need to achieve scale and profitability. We recognized this trend early, and in the fourth quarter of fiscal 2001, we took important steps that we anticipate will position us as a consolidating force.

         First, we reassessed our situation in light of the economic downturn and moved quickly to bring expenses in line with revenues. Head count was reduced and projects were reexamined to ensure that they would deliver proper return to shareholders. All costs relating to this downsizing were settled and recorded in fiscal 2001. As a result of these efforts, we expect to achieve cash-flow break even early in fiscal 2002 and profitability by midyear.

         Furthermore, we completed several acquisition deals, raising our visibility, demonstrating our capability to buy and merge companies, and positioning ourselves well for further consolidation. We expect to be a very different organization at the end of fiscal 2002.

         This annual report may contain forward-looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Company's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Such factors include, without limitation, the various factors set forth in the Management's Discussion and Analysis of this report under Risks and Uncertainties.

Graphic - photo

Picture of a laptop with the screen showing a revenue growth chart


PHOTO CAPTION:
We've brought our costs in line with revenues and completed our infrastructure investments - now we're ready to increase our profitability.

                           MANAGEMENT'S RESPONSIBILITY
                             FOR FINANCIAL REPORTING

         E-Cruiter.com's management is responsible for the preparation and presentation of the consolidated financial statements and all the information in this annual report. The consolidated financial statements were prepared by management in accordance with accounting principles generally accepted in Canada. Where alternative accounting methods exist, management has selected those it considered to be most appropriate in the circumstances. Financial statements include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis designed to ensure that the consolidated financial statements are presented fairly, in all material respects. Financial information presented elsewhere in this annual report has been prepared by management to ensure consistency with that in the financial statements. The consolidated financial statements have been reviewed by the Audit Committee and approved by the Board of Directors of E-Cruiter.com.

         Management is responsible for the development and maintenance of systems of internal accounting and administrative cost controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is accurate, relevant and reliable and that the company's assets are appropriately accounted for and adequately safeguarded.

         The company's Audit Committee is appointed by its Board of Directors annually and consists solely of outside directors. The committee meets periodically with management, as well as with the independent auditors, to satisfy itself that each is properly discharging its responsibilities, to review the consolidated financial statements and the independent auditors' report, and to discuss significant financial reporting issues and auditing matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.

         The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the independent auditors, in accordance with Canadian and United States generally accepted auditing standards on behalf of the shareholders. The Auditors' Report outlines the nature of the examination and their opinion on the consolidated financial statements of the company. The independent auditors have full and unrestricted access to the Audit Committee.


/s/ Michael Mullarkey                       /s/ Marcel Tellier
---------------------                       ------------------
Michael Mullarkey                           Marcel Tellier
Chief Executive Officer                     Controller

                                Auditors' Report
                    To the Shareholders of E-Cruiter.com Inc.

         July 6, 2001, except for note 13, which is at August 1, 2001

         We have audited the consolidated balance sheets of E-Cruiter.com Inc. as at May 31, 2001 and 2000, and the consolidated statements of loss, shareholders' equity and cash flows for the three-year period ending May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

         In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000, and the results of its operations and its cash flows for the three-year period ending May 31, 2001, in accordance with Canadian generally accepted accounting principles.



/s/ Pricewaterhouse Coopers LLP
-------------------------------
Chartered Accountants
Ottawa, Canada

CONSOLIDATED BALANCE SHEETS AS AT MAY 31
--------------------------------------------------------------------------------

                                                                                                 2001               20002001
(Canadian dollars)                                                                                  $                      $
Assets
Current assets
Cash and cash equivalents  (note 3)                                                            100,739               246,998
Short-term investments (note 3)                                                              5,413,571            13,597,509
Accounts receivable, net of allowance for doubtful accounts of $20,381 (2000 -
      $50,000)                                                                                 491,373               718,862
Prepaid expenses                                                                               413,397               482,957
Other receivables                                                                              248,482                65,253
                                                                                      -----------------------------------------

                                                                                             6,667,562            15,111,579
Deferred costs                                                                                  27,680                83,040
Capital assets (note 4)                                                                      1,594,769               988,341
                                                                                      -----------------------------------------

                                                                                             8,290,011            16,182,960
                                                                                      -----------------------------------------

Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable                                                                         490,579               166,428
Accrued liabilities                                                                            539,328               640,917
Accrued compensation                                                                           313,909               223,609
Deferred revenue                                                                               345,049             1,133,840
Current portion of long-term obligations (note 5)                                               80,708               145,184
                                                                                      -----------------------------------------

                                                                                             1,769,573             2,309,978
Long-term obligations (note 5)                                                                 302,137                42,219
                                                                                      -----------------------------------------

                                                                                             2,071,710             2,352,197
                                                                                      -----------------------------------------

Commitments (note 5)

Shareholders' equity
Common shares  - issued and outstanding - 7,712,262 (2000 - 7,701,628)                      26,070,065            26,045,606
Deficit                                                                                    (19,851,764)          (12,214,843)
                                                                                      -----------------------------------------

                                                                                             6,218,301            13,830,763
                                                                                      -----------------------------------------

                                                                                             8,290,011            16,182,960
                                                                                      -----------------------------------------


Signed on behalf of the Board,


/s/ John Gerard Stanton                                       /s/ Matthew Ebbs
-----------------------                                       ----------------
John Gerard Stanton                                           Matthew Ebbs
Chairman                                                      Director

   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF LOSS FOR THE YEARS ENDED MAY 31
--------------------------------------------------------------------------------
                                                                            2001                 2000                   1999
(Canadian dollars)                                                             $                    $                      $
 Revenue                                                              3,078,989             1,752,730             1,399,557

 Cost of revenue                                                      2,291,856             1,624,770               848,769
                                                               ----------------------------------------------------------------

 Gross profit                                                           787,133               127,960               550,788
                                                               ----------------------------------------------------------------

 Expense
 Selling                                                              2,289,273             1,625,434               818,601
 Marketing                                                            1,444,879             2,014,684               612,796
 General and administrative                                           2,043,930             1,401,991               619,265
 Research and development                                             3,344,965             2,460,600               606,088
                                                               ----------------------------------------------------------------

                                                                      9,123,047             7,502,709             2,656,750

 Operating loss                                                      (8,335,914)           (7,374,749)           (2,105,962)


 Interest and other income                                              764,558               767,499                16,311
 Interest and other expense                                             (65,565)             (691,153)             (122,759)
                                                               ----------------------------------------------------------------

 Net loss for the year                                               (7,636,921)           (7,298,403)           (2,212,410)
                                                               ----------------------------------------------------------------

 Basic and fully diluted loss per common share                            (0.99)               (1.29)                 (0.57)
                                                               ----------------------------------------------------------------

 Weighted average number of common shares outstanding
       during the year                                                7,710,284             5,649,783             3,854,579
                                                               ----------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE
YEARS ENDED MAY 31
--------------------------------------------------------------------------------
                                                                                                                           Total
                                          Number of                                                                Shareholders'
                                             Common                            Convertible        Accumulated             Equity
                                             Shares      Common Shares    Promissory Notes            Deficit          (Deficit)
(Canadian dollars)                                                   $                   $                  $                  $
Balance as at May 31, 1998                3,436,632           2,571,040                  -         (2,704,030)           (132,990)
 Issuance of shares                         433,863           1,000,000                  -                  -           1,000,000
 Redemption of shares                       (13,016)            (30,000)                 -                  -             (30,000)
 Issuance of convertible promissory
    notes -equity component                       -                   -            135,096                  -             135,096
 Net loss for the year                            -                   -                  -         (2,212,410)         (2,212,410)
                                      ---------------------------------------------------------------------------------------------

 Balance as at May 31, 1999               3,857,479           3,541,040            135,096         (4,916,440)         (1,240,304)
 Issuance of shares                       2,625,828          19,556,067                  -                  -          19,556,067
 Issuance of shares through exercise
    of options                                6,508              15,005                  -                  -              15,005
 Conversion of convertible
    promissory notes                      1,211,813           2,933,494           (135,096)                 -           2,798,398
 Net loss for the year                            -                   -                  -         (7,298,403)         (7,298,403)
                                      ---------------------------------------------------------------------------------------------

 Balance as at May 31, 2000               7,701,628          26,045,606                  -        (12,214,843)         13,830,763
  Issuance of shares through
    exercise of options                      10,634              24,459                  -                  -              24,459
 Net loss for the year                            -                   -                  -         (7,636,921)         (7,636,921)
                                      ---------------------------------------------------------------------------------------------

 Balance as at May 31, 2001               7,712,262          26,070,065                  -        (19,851,764)          6,218,301
                                      ---------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED MAY 31
--------------------------------------------------------------------------------
                                                                          2001                   2000                   1999
(Canadian dollars)                                                           $                      $                      $
Cash flows from (used in)
 Operating activities
 Net loss for the year                                               (7,636,921)            (7,298,403)            (2,212,410)
 Amortization of capital assets                                         721,049                368,937                117,150
 Amortization of lease inducement                                        (6,281)                     -                      -
 Amortization of other long term assets                                  55,360                      -                      -
 Non-cash interest on convertible promissory notes                            -                581,335                104,238
 Net change in operating components of working capital (note 10)       (418,302)               451,440                 20,835
                                                               ----------------------------------------------------------------

                                                                     (7,285,095)            (5,896,691)            (1,970,187)
                                                               ----------------------------------------------------------------

 Investing activities
 Purchase of capital assets                                          (1,165,432)              (927,035)              (105,588)
 Purchase of short-term investments                                           -            (19,756,000)                     -
 Sale of short-term investments                                       8,183,938              6,158,491                      -
 Purchase of other long-term assets                                           -                (83,040)                     -
                                                               ----------------------------------------------------------------

                                                                      7,018,506            (14,607,584)              (105,588)
                                                               ----------------------------------------------------------------

 Financing activities
 Proceeds from share issuance                                                 -             23,164,437              1,000,000
 Costs relating to share issuance                                             -             (3,665,868)                     -
 Proceeds from exercise of options                                       24,459                 15,005                      -
 Redemption of shares                                                         -                      -                (30,000)
 Proceeds from issuance of convertible promissory notes                       -                      -              2,600,000
 Costs relating to issuance of convertible promissory notes                   -               (275,000)               (77,079)
 Proceeds from shareholder loan                                               -              1,300,000                      -
 Repayment of shareholder loan                                                -             (1,300,000)                     -
 Proceeds from lease inducement                                         251,230                      -                      -
 Proceeds from bank financing                                           160,000                190,000                      -
 Repayment of bank financing                                           (255,000)              (137,083)               (50,000)
 Capital lease payments                                                 (60,359)               (46,000)               (55,603)
                                                               ----------------------------------------------------------------

                                                                        120,330             19,245,491              3,387,318
                                                               ----------------------------------------------------------------

 Increase (decrease) in cash and cash equivalents                      (146,259)            (1,258,784)             1,311,543
 Cash and cash equivalents - Beginning of year                          246,998              1,505,782                194,239
 Cash and cash equivalents - End of year                                100,739                246,998              1,505,782
                                                               ----------------------------------------------------------------

 Supplementary cash flow information:
 Purchase of capital assets under capital lease                        (105,852)               (56,313)               (63,149)
 Proceeds from capital leases                                           105,852                 56,313                 63,149
 Interest paid                                                          (23,865)               (64,871)               (20,313)
 Non-cash expenses                                                      220,743                162,551                      -
 Non-cash revenues                                                       (9,303)                     -                      -


   The accompanying notes are an integral part of these financial statements.

                         Notes to Financial Statements

1. Nature of operations

         E-Cruiter.com Inc. (the "Company") provides Internet-based recruiting services to companies of all sizes. The Company began business in the Ottawa, Ontario, market in May 1996 and introduced the first commercial version of our services in August 1997. The Company operates primarily in the Canadian market, serving a wide range of industries ranging from high-technology to not-for-profit organizations. The majority of the Company's customers are based in Ontario.

2. Significant accounting policies

         a) Basis of presentation

         These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the accounts of E-Cruiter.com Inc. and its wholly owned subsidiaries. These principles also conform in all material respects with accounting principles generally accepted in the United States ("U.S. GAAP"), except as described in note 13.

         b) Use of estimates

         The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

         c) Cash equivalents and short-term investments

         Cash equivalents and short-term investments are stated at cost plus accrued interest, which approximates fair value. Cash equivalents are defined as highly liquid investments with terms to maturity at acquisition of three months or less. Short-term investments are defined as highly liquid investments with terms to maturity of one year or less. All cash equivalents and short-term investments are classified as available for sale.

         d) Investment tax credits

         Investment tax credits, which are earned as a result of qualifying research and development expenditures, are recognized when the expenditures are made and their realization is reasonably assured and are applied to reduce the related research and development capital costs and expenses in the year.

         e) Capital assets

         Capital assets are recorded at cost. Amortization is based on the estimated useful life of the asset and is recorded as follows:

         Furniture, equipment and leaseholds         20% declining balance
         Office equipment                            33% declining balance
         Computers and software                      60% declining balance

         f) Lease inducements

         Lease inducements are recorded as long-term obligations and amortized over the term of the lease as a reduction of rent expense.

         g) Income taxes

         The Company uses the asset and liability method of accounting for the tax effect of temporary differences between the carrying amount and the tax basis of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or a decrease in the Company's income taxes payable for the year or a later period.

         Future income taxes are recorded at the income tax rates that are expected to apply that when the future tax liability is settled or the future tax asset is realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount more likely than not to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

         h) Financing issue costs

         Issue costs of convertible debt instruments are allocated between the debt and equity components of the instruments in the same ratio as the gross proceeds. These costs are netted against the proceeds and the portion allocated to the debt component is amortized against earnings over the term of the instruments.

         i) Capital stock

         Capital stock is recorded as the net proceeds received on issuance after deducting all share issue costs.

         j) Stock-based compensation

         The Company has two stock-based compensation plans as described in note
9. No compensation expense is recognized when shares or stock options are issued to employees. The consideration paid by employees on the exercise of stock options or purchase of shares is credited to share capital. If share or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the shares or stock options canceled is charged to retained earnings.

         k) Revenue recognition

         Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered, the price is fixed and determinable, and collectibility is reasonably assured. Application of this policy means that revenue is generally recognized ratably over the term of subscription contracts and job posting arrangements.

         l) Research and development costs

         The Company expenses all research costs as incurred. Development costs are expensed in the year incurred unless a development project meets the criteria under Canadian GAAP for deferral and amortization. No amounts have been capitalized to date.

3. Cash equivalents and short-term investments

         The Company's short-term investments of $13,597,509 as at May 31, 2000, which include $3,386,711 denominated in United States dollars, consist of units in an investment trust established by a Canadian chartered bank. The Company's short-term investments of $5,413,571 as at May 31, 2001, include $580,588 denominated in United States dollars. Excess funds are used to purchase units of an investment trust established by a Canadian chartered bank, as well as bonds issued by Canadian corporations. The investment trust holds various short-term, low-risk instruments that accrue interest daily, and monies held in trust can be withdrawn without penalty at any time. The bonds mature in December 2001. These cash equivalents and short- term investments represent the Company's only significant concentration of credit risk. The nature of these instruments is such that the stated value equals the market value at May 31, 2001.

4.Capital assets

                                                        2001                                          2000
                                   ---------------------------------------           -----------------------------------

                                              Cost                  Net                         Cost               Net
                                                 $                    $                           $                 $
Furniture, equipment and leaseholds         908,835               781,202                      17,361            10,215
Office equipment                            211,417               124,528                     102,882            47,372
Computers and software                    1,845,868               689,039                   1,518,401           930,754
                                   -------------------------------------------------------------------------------------
                                          2,966,120             1,594,769                   1,638,644           988,341
                                   -------------------------------------------------------------------------------------

         As at May 31, 2000, accumulated amortization was $650,303. As at May 31, 2001, capital assets include net assets under capital lease of $113,741 (2000 - $76,505) net of accumulated amortization of $115,590 (2000 - $144,503).

5. Long-term obligations and other commitments

                                             2001                    2000
Small business loan                           7,917                  102,917
Capital lease obligations                   129,979                   84,486
Lease inducement                            244,949                        -
                                        -------------------------------------
                                            382,845                  187,403
Less current portion                         80,708                  145,184
                                        -------------------------------------
                                            302,137                   42,219
                                        -------------------------------------


         During 1998 and 2000, the Company obtained $100,000 and $190,000 respectively in small business loans from a Canadian chartered bank. Principal on these loans, which bear interest at the bank prime rate plus 3%, is repayable over a 24-month period and the assets financed by the loans are pledged as collateral.

         Capital lease obligations relate to office equipment, computers and software and bear interest at rates that range from 7.5% to 27.0% per annum. These leases mature at various times through December 2004.

         As at May 31, 2001, the Company has a letter of credit outstanding in the amount of $300,000 relating to an office lease that commenced in December 2000.

         The Company has also committed to operating leases for its office facilities and vehicles. Future minimum payments for both operating and capital leases are as follows:

                         2002       2003         2004        2005       2006
                            $          $            $           $          $

Operating leases      713,849    563,015      527,269     488,316    488,316
Capital leases
      Principal        47,668    35,804        29,466      17,041          -
      Interest          9,622     5,175         2,584         462          -
                   ------------------------------------------------------------

Total payments        771,139   603,994       559,319     505,819    488,316
                   ------------------------------------------------------------



Rent expense for the year ended May 31, 2001, was $674,057 (2000 - $364,277; 1999 - $207,085).

6. Convertible promissory notes

         In fiscal 1999, the Company issued 12% convertible promissory notes (the "Notes") with an original maturity date of January 22, 2000, that were convertible at any time at the Note holders' option into 0.434 common shares for every dollar of the face value plus accrued interest to the date of conversion without payment of additional consideration, the equivalent of $2.30 per share. The Company executed a general security agreement against all its assets as collateral for the Notes. The Notes were accounted for in accordance with their substance and were presented in the financial statements in their component parts, measured at their respective fair values at the time of issue. The debt component was calculated as the present value of the required interest payments discounted at 25%, approximating the interest rate that would have been applicable to nonconvertible debt at the time the Notes were issued. Interest expense was determined on the debt component as the amount necessary to increase the debt component to its face amount at maturity. The difference between the debt component and the face value of the Notes was classified as equity.

         In December 1999, the Company converted all of the convertible promissory notes outstanding into 1,211,813 common shares, resulting in an increase in share capital of $2,933,494, consisting of the debt and equity components of the convertible promissory notes plus accrued interest and amortization on the debt component.

7. Related party transactions

         The Company was charged $nil for office space and administrative services (2000 - $39,382; 1999 - $190,227) and $51,648 for research, development and other consulting services (2000 - $189,900; 1999 - $130,200) by companies controlled by shareholders and/or senior managers of the Company. The Company was charged $nil (2000 - $nil; 1999 - $50,200) for advertising and $167,416 (2000 - $78,333; 1999 - $nil) for financial consulting services by companies controlled by a director of the Company. These transactions are in the normal course of operations and are measured at the exchange amount of consideration paid, which management believes approximates fair market value. As at May 31, 2001 and 2000, $nil and $52,133 respectively was payable to these related companies.

8. Income taxes

                                                                     2001                   2000                   1999
Combined Canadian federal and provincial income tax rate            42.3%                  44.5%                  44.6%

Income tax recovery based on combined Canadian
federal and provincial rate                                     3,230,000              3,250,000                948,000
Deductible amounts charged to equity                              410,000                381,000                      -
Change in tax rates                                              (254,000)                     -                      -
Non-deductible amounts                                             (6,000)                (8,000)                (5,000)
Valuation allowance                                            (3,380,000)            (3,623,000)              (943,000)
                                                         -----------------------------------------------------------------

Provision for income taxes                                              -                      -                      -
                                                         -----------------------------------------------------------------


                                                                     2001                   2000                   1999

Scientific research & experimental development
      expenses ("SR&ED")                                          310,000                162,000                 95,000
Loss carry forwards                                             8,221,000              5,374,000              2,021,000
Other                                                             435,000                 50,000                      -
                                                         -----------------------------------------------------------------
                                                                8,966,000              5,586,000              2,116,000
Valuation allowance                                            (8,966,000)            (5,586,000)            (2,116,000)
                                                         -----------------------------------------------------------------

Net future income taxes                                                 -                      -                      -
                                                         =================================================================


         The SR&ED expenditures can be carried forward indefinitely and applied to reduce income taxes otherwise payable in future years. The income tax loss carry forwards will begin to expire in the year 2004.

9. Share capital

         a) Share reorganization

         In October 1999, the Company filed Articles of Amendment to (i) create an unlimited number of a single class of common shares; (ii) convert the outstanding Class A common and Class D special shares into common shares on the basis of one Class A common share and one Class D special share into 0.216932 of a common share; (iii) cancel all authorized Class A, B and C common shares and Class A, B, C and D special shares; and (iv) convert all of the options to purchase Class D special shares into options to purchase the converted number of common shares at converted exercise prices. The holders of the common shares are entitled to one vote at meetings of shareholders for each common share held and to receive dividends as and when declared by the Board of Directors.

         All per share amounts and number of common shares in these consolidated financial statements have been restated to give retroactive effect to the filing of these Articles of Amendment.

         b) Employee stock option plans

         The Company has an employee and directors stock option plan (the "1997 Plan"). Under the terms of the 1997 Plan, the options to purchase common shares generally vest ratably over a period of three years and expire five years from the date of grant. The 1997 Plan provides that the number of options and the option exercise price are to be fixed by the Board of Directors, but the exercise price may not be lower than the fair value of the underlying common shares on the date of grant. The Board of Directors has the right to accelerate the vesting date for any options granted. In the event of a third-party offer to acquire control of the Company that is accepted by a majority of the shareholders, any options that are not exercisable at that time become fully exercisable.

         On October 29, 1999, the shareholders approved the 1999 Employees Stock Option Plan (the "1999 Plan") to replace the 1997 Plan. The 1999 Plan is similar to the 1997 Plan but includes provisions for directors and employees who reside in the United States.

         Options granted under the 1997 Plan will remain outstanding. No new options will be granted under that plan.
                                                                Weighted
                                                                 Average
                                                Number of       Exercise
                                                  Options          Price


Balance outstanding - May 31, 1998                172,027          $2.30
Granted                                           351,972          $3.07
Forfeited                                         (71,805)         $2.30
                                         ------------------

Balance outstanding - May 31, 1999                452,194          $2.77
Granted                                           232,522          $9.63
Exercised                                         (13,017)         $2.30
Forfeited                                        (100,399)         $6.09
                                         ------------------

Balance outstanding - May 31, 2000                571,300          $5.05
Granted                                         1,074,569          $3.94
Exercised                                         (10,634)         $2.30
Forfeited                                        (308,199)         $4.07
                                         ------------------

Balance outstanding - May 31, 2001              1,327,036          $4.30
                                         ------------------


Stock options outstanding as at May 31, 2001 are set out below:

                                                                          Options Currently Exercisable
                                                                          -----------------------------
Range of Exercise        Number          Weighted       Weighted      Number Exercisable   Weighted Average
      Prices          Outstanding        Average         Average                            Exercise Price
                                        Remaining    Exercise Price
                                          Life
------------------------------------------------------------------------------------------------------------
$1.00 - 1.99                 248,069           4.76             1.54                   -                 n/a
$2.00 - 2.99                 211,324           2.36             2.33             160,530                2.30
$3.00 - 3.99                 186,000           4.96             3.08                   -                 n/a
$4.00 - 4.99                 141,000           4.36             4.39                   -                 n/a
$5.00 - 5.99                 390,000           4.24             5.49                   -                 n/a
$6.00 and over               150,643           3.33             9.82              49,672               10.02
------------------------------------------------------------------------------------------------------------
                           1,327,036           4.05             4.30             210,202                4.12

         As at May 31, 2001, 1,428,667 common shares have been reserved for employee stock options, of which 101,631 remain unissued.

         During the year ended May 31, 2000, 21,693 options were granted outside the 1999 Plan to the spouse of a director of the Company. These non-plan options, which have an exercise price of $2.30 per share, vest immediately and expire four years from the date of grant.

         c) Earnings per share

         For all of the years presented, fully diluted loss per share equals basic loss per share due to the antidilutive effect of employee stock options and convertible promissory notes. The following outstanding instruments could potentially dilute basic earnings per share in the future.

                                                               2001                    2000                   1999
Stock options                                              1,327,036                571,300                452,194
Underwriter warrants                                         458,184                213,184                      -
Convertible promissory notes                                       -                      -              1,141,328
                                                    ----------------------------------------------------------------

Potential increase in number of shares from
   dilutive instruments                                    1,785,220                784,484              1,593,522
                                                    ----------------------------------------------------------------

The weighted average exercise price of the options exercisable at May 31, 2001, was $4.12 (2000 - $2.52: 1999 - $2.30)


10. Net change in operating components of working capital

                                                                        2001                   2000                 1999
                                                                           $                      $                    $

Accounts receivable                                                   227,488              (507,105)              158,869
Prepaid expenses                                                       69,560              (381,257)              (86,391)
Other receivables                                                    (183,229)                3,651               (48,904)
Trade accounts payable and accrued liabilities                        222,562               396,186               141,550
Accrued compensation                                                   90,300               157,959                30,009
Deferred revenue                                                     (788,791)              810,371               (38,469)
                                                             --------------------------------------------------------------

                                                                     (362,110)              479,805               156,664
Amounts included in accounts payable at year end related
to fixed asset purchases                                              (56,192)              (85,861)             (135,829)

Accounts payable settled through the issuance of shares                     -                57,496                     -
                                                             --------------------------------------------------------------

                                                                     (418,302)              451,440                20,835
                                                             --------------------------------------------------------------


   The accompanying notes are an integral part of these financial statements.

11. Financial instruments

         The Company's financial instruments consist of cash and cash equivalents, short- term investments, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or concentrations of credit risks arising from these financial instruments other than as disclosed in note 3. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

12. Segmented information

         In the opinion of management, the Company operates solely in the software industry and all of its sales consist of Web-centric recruiting products and related services. Accordingly, management has determined that it does not have any separately reportable business segments. To date, the Company's operations, assets and substantially all of its sales have been in Canada.

13. Subsequent events

         On April 3, 2001, the Company signed a definitive agreement to acquire 100% of the outstanding shares of Paula Allen Holdings, Inc. ("PAH"), a Florida-based company specializing in career transition and outplacement services. As consideration, the Company issued 5,000,000 common shares of the Company, valued at US$6,875,000. For the year ended December 31, 2000, PAH had revenues of US$6,900,000 and net losses of US$216,000. Of the total consideration, 1,000,000 shares are being held in escrow, to be released upon the achievement of certain profit and revenue targets of the combined companies. The acquisition was approved by shareholders on July 26, 2001.

         On May 18, 2001, the Company signed a definitive agreement to acquire 100% of the outstanding shares of OMNIpartners, Inc. and its affiliates ("OMNIpartners") for US$3,000,000 in common shares. OMNIpartners is a Florida-based recruitment research firm delivering executive and professional search services to Fortune 2000 companies. Revenues for the year ended December 31, 2000, were US$7,800,000, with net income of US$121,000 (unaudited). As consideration for the sale, the Company issued 1,500,000 shares, of which 1,000,000 shares are being held in escrow to be released upon the achievement of certain profit and revenue targets of the business line. Shareholders approved the transaction on July 26, 2001.

         A definitive agreement to acquire 100% of the shares of RezLogic, Inc. was signed on June 29, 2001. As consideration for the purchase, the Company issued US$3,000,000 worth of common shares, of which US$1,200,000 worth of common shares are being held in escrow to be released upon the achievement of certain profit and revenue targets of the business line. For the year ended December 31, 2000, RezLogic had revenues of US$734,000, with net losses of US$244,000 (unaudited). The Board of Directors approved the acquisition on June 28, 2001.

         On July 2, 2001, the Company purchased the assets of ResumeXPRESS, a Web-based resume distribution service, for US$168,000 in cash.

14. Sale of CareerBridge

         On December 1, 1999, the Company sold its CareerBridge.com regional job board. As consideration for the sale, the Company receives specific nonmonetary benefits for a period of three years. These benefits include no-charge online advertising, preferential reseller terms, discounts on job postings, and no-charge access to the services provided by the Workopolis Web site operated by Thomson Canada Limited.

         Included in other income for the year ended May 31, 2001, is a gain on sale of $164,545, reflecting the fair value of no-charge and preferential services received. The fair value of the job posting discounts will be recognized in earnings in the quarter the postings are made.

15. United States accounting principles

         The financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Company, in the following material respects from U.S. GAAP:

         a) Statements of loss

                                                                 Year ended May     Year ended May     Year ended May
                                                                     31, 2001          31, 2000            31, 1999
Net loss in accordance with Canadian GAAP                           (7,636,921)        (7,298,403)       (2,212,410)
Compensation expense adjustment for options  issued below
      fair value (1)                                                  (252,076)          (702,682)         (125,947)
Expense adjustment for convertible promissory notes with
      conversion price below the fair value of the shares (2)                -            440,417        (2,526,378)
                                                              --------------------------------------------------------

Net loss in accordance with U.S. GAAP                               (7,888,997)        (7,560,668)       (4,864,735)
                                                              --------------------------------------------------------

Basic and diluted loss per common share - U.S. GAAP                      (1.02)             (1.34)            (1.26)
                                                              --------------------------------------------------------

Weighted average number of common shares outstanding during
      the year                                                       7,710,284          5,649,783         3,854,579
                                                              --------------------------------------------------------

      b) Balance sheets

                                              May 31, 2001        May 31, 2000

Total assets                                  8,290,011            16,182,960
                                       ========================================

Total liabilities                             2,071,710             2,352,197
                                       ----------------------------------------

Capital stock                                28,156,026            28,131,567
Additional paid-in-capital (1) (2)            1,080,705               828,629
Deficit (1) (2)                             (23,018,430)          (15,129,433)
                                       ----------------------------------------

Shareholders' equity (deficit)                6,218,301            13,830,763
                                       ----------------------------------------

Liabilities and shareholders' equity          8,290,011            16,182,960
                                       ========================================


           (1) Under U.S. GAAP, the difference between the exercise price of options and the fair value of the underlying shares, which is assumed for US GAAP purposes to be the public offering price of US$6.00 per share, is accounted for as compensation and is charged against earnings over the vesting period of the options with a corresponding and equal amount recorded as paid-in-capital.

           (2) Under U.S. GAAP, the proceeds from convertible debt instruments that have non-detachable conversion features where the fair value of the underlying common shares exceeds the conversion price of the debt instrument ("beneficial conversion features") are allocated between the debt and the equity components of the instruments. The value of the beneficial conversion feature is measured by the excess of the fair value of the underlying shares over the conversion price up to, but not exceeding, the net proceeds received upon issuance of the convertible debt instruments. The value ascribed to the beneficial conversion feature is recorded as paid-in-capital. The discount resulting from the allocation of the proceeds is recognized as interest expense over the minimum period from the date of issuance to the date at which the debt holder can realize that return.

                  The Company has allocated all of the proceeds of the convertible promissory notes to paid-in-capital. The discount resulting from the allocation was expensed for US GAAP purposes upon issuance of the convertible promissory notes as they are immediately convertible at the Note holders' option.

         c) Share-based compensation

         The Company has adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). Had compensation cost for options been determined based on the Black-Scholes option pricing model at the grant date as prescribed by SFAS 123, the Company would have reported a greater compensation expense related to these options than recorded under

                                                          Year ended             Year ended         Year ended May
                                                        May 31, 2001           May 31, 2000           May 31, 1999
                                                                   $                      $                      $
Net loss under U.S. GAAP                                  (7,888,997)            (7,560,668)            (4,864,735)
Estimated incremental share based compensation
      expense                                               (982,589)              (712,322)              (160,246)
                                                    ----------------------------------------------------------------

Pro forma net loss                                        (8,871,586)            (8,272,990)            (5,024,981)
                                                    ----------------------------------------------------------------

Pro forma basic loss per share                                 (1.15)                 (1.46)                 (1.30)
                                                    ----------------------------------------------------------------

         The weighted average fair value of the options issued during the year ended May 31, 2001, as calculated using the Black-Scholes option pricing model, was $3.60 (2000 - $6.72; 1999 - $5.35). Of the options issued during the year ended May 31, 1999, a total of 280,927 were issued with exercise prices below the fair value at the date of grant. The weighted average fair value of these options was $6.50 and the weighted average exercise price was $2.93. The remaining 71,045 options issued during the year ended May 31, 1999, were issued with exercise prices equal to fair value. The weighted average fair value of these options was $0.78 and the weighted average exercise price was $3.65.

         The fair value of each option granted during 1999 is estimated on the date of the grant using the minimum value method while options issued during the years ended May 31, 2000, and May 31, 2001, were valued using the Black-Scholes option pricing model at the date of grant. The following weighted average assumptions were used to determine the fair values:



                                         1999          2000            2001
                                         -----------------------------------
Expected option life, in years           4.5            3.5             3.5
Risk free interest rate                  5.0%           6.4%            4.5%
Dividend yield                           nil            nil             nil
Volatility rate                          nil            100%            196%
                                         -----------------------------------

         d) Recent United States accounting pronouncements

         During the year ended May 31, 2001, the Company adopted SEC Staff Accounting Bulleting ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended in March 2000 by SAB 101A. The SAB summarizes certain of the SEC staff views in applying generally accepted accounting principles to revenue recognition in financial statements. Adoption of this SAB did not have a material impact on its results of operations or financial position.

         In July 2001, the FASB issued SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets." These standards significantly revise current accounting practices with respect to recognition and amortization of goodwill and other intangible assets arising from a business combination. SFAS 141 and 142 are effective for acquisitions after July 1, 2001, and will be adopted by the Company in fiscal 2002. The Company expects the adoption of SFAS 141 and 142 to have a material impact on the results of operations reported following consummation of the transactions described in note 13.


Back cover

OFFICES
------------------------                ------------------------                 -----------------------------
Headquarters                            AUDITORS                                 BOARD OF DIRECTORS
                                        PricewaterhouseCoopers LLP               John Gerard Stanton - Chairman
E-Cruiter.com Inc.                      99 Bank Street                           Michael Mullarkey
495 March Road                          Suite 800                                Thomas Danis
Suite 300                               Ottawa, Ontario                          Matthew Ebbs
Kanata, Ontario                         K1P 1E4                                  Michael Gerrior
K2K 3G1                                                                          Arthur Halloran
Tel: 613-236-2263                       LEGAL COUNSEL                            Cholo Manso
Fax: 613-236-9819                       Perley-Roberston Hill & McDougall
Toll-free: 1-877-ECRUITER               90 Sparks Street                         Annual Meeting of
                                        4th Floor                                Shareholders
Allen And Associates                    Ottawa, Ontario                          The annual meeting of
517 S. Lake Destiny Drive               K1P 1E2                                  shareholders will be held on
Orlando, Florida  32810                                                          Wednesday, October 3, 2001,
Tel: 407-660-8899                       Weil, Gotshal & Manges LLP               at 10:00 a.m. at the offices of
Fax: 407-661-1294                       767 Fifth Avenue                         E-Cruiter.com, 495 March Road,
Toll-free: 1-800-253-5627               New York, New York                       Suite 300, Kanata, Ontario.
                                        10153
OMNIpartners, Inc.
861 S.W. 78th Avenue                    BANKERS
Suite 200                               The Royal Bank of Canada
Fort Lauderdale, Florida                90 Sparks Street
33324                                   Ottawa, Ontario
Tel: 954-748-9800                       K1P 5T6
Fax: 954-749-9870
Toll-free: 1-800-399-2483               TRANSFER AGENT
                                        American Stock Transfer & Trust Company
RezLogic, Inc.                          59 Maiden Lane
1065 Elkton Drive                       New York, New York
Colorado Springs, Colorado 80907        10038
Tel: 877-265-6525
Fax: 719-593-8568                       INVESTOR RELATIONS
                                        E-Cruiter.com Inc.
Office Locations                        495 March Road
Atlanta, Georgia                        Suite 300
Austin, Texas                           Kanata, Ontario
Chicago, Illinois                       K2K 3G1
Cleveland, Ohio                         Tel: 613-236-2263
Colorado Springs, Colorado              Fax: 613-236-9819
Dallas, Texas                           Toll-free: 1-877-ECRUITER
Denver, Colorado                        E-mail: investorrelations@ecruiter.com
Fort Lauderdale, Florida
Houston, Texas
Lancaster, Pennsylvania
Las Vegas, Nevada
Minneapolis, Minnesota
Orlando, Florida
Phoenix, Arizona
St. Louis, Missouri
Tampa, Florida
Toronto, Ontario
